Exhibit 99.3

[Griffin Financial Group, LLC]

_________ [●], 2018

Dear Member of Federal Life Mutual Holding Company:

At the request of Federal Life Mutual Holding Company (“Federal Life Mutual”), we have enclosed materials regarding the offering of common stock in connection with the conversion of Federal Life Mutual from a mutual insurance holding company to a stock insurance holding company. As part of this conversion, Federal Life Mutual will form Federal Life Group, Inc. (“Federal Life Group”), which will become the parent holding company of Federal Life Mutual and Federal Life Insurance Company.

The enclosed materials include a prospectus and a stock order form, which offer you the opportunity to subscribe for shares of common stock of Federal Life Group. We are also enclosing a questions and answers brochure containing answers to commonly asked questions about the conversion and the offering. You are not obligated to invest in Federal Life Group and there will be no change in your premium or your insurance coverage as a result of this transaction.

Please read the prospectus carefully before making an investment decision. If you decide to subscribe for shares of common stock, you must mail the properly completed and signed stock order form, along with full payment for the shares, to the Stock Information Center in the accompanying postage-paid envelope marked “STOCK ORDER RETURN.” Your order must be physically received by the Stock Information Center no later than 12:00 noon, Central Time, on ________, [●], 2018. If you have any questions after reading the enclosed materials, please call the Stock Information Center at (610) 205-6005, Monday through Friday, between the hours of 10:00 a.m. and 4:00 p.m. Central Time, and ask for a Griffin Financial representative or email us at federallife@griffinfingroup.com.

We have been asked to forward these documents to you in view of certain requirements of the securities laws of your jurisdiction. We are not recommending or soliciting in any way any action by you with regard to the enclosed material.

Sincerely,

Griffin Financial Group, LLC

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by means of the Prospectus.

The shares of common stock are not insured and are not guaranteed by Federal Life Group, Inc. or any of its affiliates or by any Federal or state government or agency.

[INSERT FEDERAL LIFE MUTUAL HOLDING COMPANY LETTERHEAD]

January __, 2017

[INSERT MEMBER NAME]

[INSERT MEMBER ADDRESS]

Dear Member:

We are pleased to inform you that the Board of Directors of Federal Life Mutual Holding Company (“Federal Life Mutual”) has approved a Plan of Conversion (the “Plan”). Under the Plan, a new holding company called Federal Life Group, Inc. (“Federal Life Group”) was formed that will hold all of the outstanding shares of Federal Life Mutual after its conversion from a mutual insurance company to a stock insurance company. Federal Life Group is offering shares of its common stock for sale in a public offering in connection with the conversion. You are not obligated to invest in Federal Life Group, and there will be no change in your premium or your insurance coverage as a result of this transaction.

Upon the conversion of Federal Life, up to 4,600,000 shares of common stock of Federal Life Group will be sold in a public offering. As a member of Federal Life Mutual, your offer to purchase stock in the offering will be preferred over all other purchasers. Under the Plan, a subscription offering will be made in the following priorities to: (i) holders of insurance policies and holders of annuities issued by Federal Life Insurance Company that are in force as of March 8, 2018 and (ii) the directors and officers of Federal Life Mutual.

All shares not subscribed for in the subscription offering will be offered for sale in a community offering. In the community offering, Federal Life Group may, in its discretion, give preference to employees of Federal Life Mutual and a limited number of strategic investors. Insurance Capital Group LLC has agreed to purchase such number of shares as is necessary to ensure that at least the 3,400,000 minimum number of shares is sold in the offering.

The mutual to stock conversion of Federal Life Mutual contemplated by the Plan is subject to the approval of the Illinois Insurance Department and the members of Federal Life Mutual, which are the policyholders of Federal Life Insurance Company.

The common stock will be offered at a price of $10.00 per share. We have applied for listing on the NASDAQ Capital Market, and if listed the common stock will trade under the symbol “FLF.”

Griffin Financial Group LLC is serving as our placement agent and will use its best efforts to assist us in selling stock in the offering. After the payment of commissions and offering expenses, the proceeds from the offering will be used to provide capital for our future growth, which may include the introduction of new products and the acquisition of other life insurance companies and related businesses.

Enclosed with this letter is a prospectus regarding the offering. Please read the prospectus carefully before making an investment decision. If you decide to subscribe for shares of common stock, you must mail the properly completed and signed stock order form, along with full payment for the shares, to the Stock Information Center in the accompanying postage-paid envelope marked “STOCK ORDER RETURN.” Your order must be physically received by the Stock Information Center no later than 12:00 noon, Central Time, on December [●], 2018.

If you have any questions after reading the enclosed materials, please contact our Stock Information Center at (______) ____- ______, which is open from 10:00 am to 4:00 pm, Central Time, Monday through Friday or email us at ______________________@griffinfingroup.com. The Stock Information Center is closed on weekends and bank holidays.

Your business is important to us and we appreciate the opportunity to keep our members up to date regarding our recent business developments.

Very truly yours,

Joseph D. Austin

Chairman and Chief Executive Officer of Federal Life Mutual Holding Company